NO ACT

PE
5-11-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



09011662

June 3, 2009

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 6/3/09

Re: Del Monte Foods Company
Incoming letter dated May 11, 2009

Dear Ms. Goodman:

This is in response to your letter dated May 11, 2009 concerning the shareholder proposal submitted to Del Monte by Kenneth Steiner. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

June 3, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Del Monte Foods Company
Incoming letter dated May 11, 2009

The proposal asks that the company take the steps necessary to reorganize the board into one class with each director subject to election each year.

There appears to be some basis for your view that Del Monte may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Del Monte will provide shareholders at Del Monte's 2009 Annual Meeting with an opportunity to approve an amendment to Del Monte's certificate of incorporation to provide for the annual election of directors. Accordingly, we will not recommend enforcement action to the Commission if Del Monte omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Del Monte relies.

Sincerely,

Gregory S. Belliston
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

agoodman@gibsondunn.com

May 11, 2009

Direct Dial
(202) 955-8653

Client No.
C 22632-00001

Fax No.
(202) 530-9677

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Del Monte Foods Company; Stockholder Proposal of Kenneth Steiner*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Del Monte Foods Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders (collectively, the "2009 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof submitted by John Chevedden on behalf of Kenneth Steiner (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal is captioned "Elect Each Director Annually" and requests that the Company "take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition within one-year." A copy of the Proposal is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal. Alternatively, we respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with a stockholder proposal to be submitted by the Company for a vote at its 2009 Annual Meeting of Stockholders. We further believe that the Proposal may properly be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(8) unless it is revised because implementation of the Proposal would prevent directors previously elected from completing their terms on the Company's Board of Directors (the "Board").

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented.

A. Background

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management. . . ." Exchange Act Release No. 12598 (July 7, 1976). When a company can demonstrate that it already has taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996); *Nordstrom, Inc.* (avail. Feb. 8, 1995). Moreover, a proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998) (the "1998 Release"); Exchange Act Release No. 20091 at § II.E.6. (Aug. 16, 1983) (the "1983 Release").

The Staff has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the "essential objective" of the proposal has been addressed, even when the manner by which a company implements the proposal does not correspond precisely to the actions sought by the stockholder proponent. *See* 1983 Release; *see also Caterpillar Inc.* (avail. Mar. 11, 2008); *Wal-Mart Stores, Inc.* (avail. Mar. 10, 2008); *PG&E Corp.* (avail. Mar. 6, 2008); *The Dow Chemical Co.* (avail. Mar. 5, 2008); *Johnson & Johnson* (avail. Feb. 22, 2008) (each allowing exclusion under Rule 14a-8(i)(10) of a stockholder proposal requesting that the company prepare a global warming report where the company had already published a report that contained information relating to its environmental initiatives). Differences between a company's actions and a stockholder proposal are permitted so long as the company's actions satisfactorily address the proponent's underlying concern. *See, e.g., Masco Corp.* (avail. Mar. 29, 1999) (allowing exclusion of a proposal seeking specific criteria for outside directors where the company adopted a version of the proposal that included modifications and clarifications).

B. Actions by the Company Have "Substantially Implemented" the Proposal

The Board has determined to recommend to stockholders at the 2009 Annual Meeting of Stockholders that they approve an amendment to the Company's Certificate of Incorporation (the "Certificate") that will declassify the Board (the "Amendment"). If approved by the Company's stockholders, as required by the Delaware General Corporation Law, to which the Company is subject, the Amendment would implement annual elections of directors over a three-year period, so that directors who had been elected previously for three-year terms would complete their current term and thereafter be eligible to stand for re-election for a one-year term. Accordingly, if the Amendment is approved, one-third of the directors would be elected to one-year terms in 2010, two-thirds of the directors would be elected to one-year terms in 2011, and all of the directors would be elected to one-year terms beginning in 2012. The Amendment implements the essential objective of the Proposal to require that the Company's directors be elected annually to one-year terms.

The Staff repeatedly has concluded that board action directing the submission of a declassification amendment for stockholder approval substantially implements a declassification stockholder proposal and has permitted such stockholder proposals to be excluded from proxy materials pursuant to Rule 14a-8(i)(10). *See IMS Health, Inc.* (avail. Feb. 1, 2008); *Visteon Corp.* (avail. Feb. 15, 2007); *Schering-Plough Corp.* (avail. Feb. 2, 2006); *Northrop Grumman Corp.* (avail. Mar. 22, 2005); *Sabre Holdings Corp.* (avail. Mar. 2, 2005); *Raytheon Company* (avail. Feb. 11, 2005) (in each case concurring with the exclusion of a declassification stockholder proposal where the board directed the submission of a declassification amendment for stockholder approval).

Moreover, the Staff consistently has concurred in the exclusion of declassification stockholder proposals under Rule 14a-8(i)(10) where the proposals requested declassification within one year and the company acted to phase-in annual director elections. For example, the Staff has concurred that company proposals to phase-in annual director elections over a three-year period substantially implemented stockholder proposals requesting annual director elections "in the most expeditious manner possible" with a "complete transition from the current staggered system to 100% annual election of each director in one election cycle unless it is absolutely impossible." *See Visteon Corp.* (avail. Feb. 15, 2007); *Lear Corp.* (avail. Feb. 7, 2007); *UST Inc.* (avail. Feb. 7, 2007). The Staff similarly has concurred with exclusion under Rule 14a-8(i)(10) of stockholder proposals requesting declassification "in the most expeditious manner possible" and specifying that "[t]his includes complete transition from the current staggered system to 100% annual election of each director in one election cycle if practicable" after the company's board of directors determined to phase-in declassification. *See Schering-Plough Corp.* (avail. Feb. 2, 2006); *Sempra Energy* (avail. Jan. 27, 2006). *See also Northrop Grumman Corp.* (avail. Mar. 22, 2005). As in the above-cited proposals, the Proposal requests that the Company implement annual director elections and that such elections occur within one year. The essential objective of the Proposal, like the above-cited proposals, is declassification of the Company's Board. As in the above-cited no-action letters, the Board's determination to submit the Amendment for stockholder approval substantially implements the Proposal's essential objective.

In analogous situations, the Staff similarly has concurred in the exclusion of stockholder proposals under Rule 14a-8(i)(10) where a company implements the essential objective of a stockholder proposal on a different time-frame than that provided in the stockholder proposal. For example, in *General Motors Corp.* (avail. Mar. 3, 2004), a proponent submitted a proposal requesting a stockholder vote on the adoption of a poison pill "at the earliest next shareholder election." The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(10) because of a company policy that provided for a stockholder vote "within 12 months of the date of adoption." Furthermore, the Staff again concurred with the exclusion of the proposal as substantially implemented under Rule 14a-8(i)(10) where the proponent submitted the same proposal the next year, but revised it to specifically require a stockholder vote "within 4-months" and where the company maintained its above-stated policy. *See General Motors Corp.* (avail. Mar. 14, 2005); *see also Boeing Co.* (avail. Mar. 9, 2005); *The Home Depot, Inc.* (avail. Mar. 7, 2005).

Accordingly, based on Staff precedent, we believe that the Company has substantially implemented the Proposal, and we request that the Staff concur that the Proposal may be excluded from the 2009 Proxy Materials under Rule 14a-8(i)(10).

II. Alternatively, The Proposal May Be Excluded Under Rule 14a-8(i)(9) Because It Directly Conflicts With A Proposal To Be Submitted By The Company At Its 2009 Annual Meeting Of Stockholders.

As noted above, the Board has determined to recommend that stockholders approve the Amendment at the 2009 Annual Meeting of Stockholders. Pursuant to Rule 14a-8(i)(9), a company may properly exclude a stockholder proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." 1998 Release at n. 27. In addition, the Staff consistently has concurred in the exclusion under Rule 14a-8(i)(9) of stockholder proposals where a stockholder proposal and a company proposal present alternative and conflicting decisions for stockholders. *See, e.g., Herley Industries Inc.* (avail. Nov. 20, 2007) (concurring in the exclusion of a stockholder proposal requesting majority voting for directors when the company planned to submit a proposal to retain plurality voting, but requiring a director nominee to receive more "for" votes than "withheld" votes); *H.J. Heinz* (avail. Apr. 23, 2007) (concurring in the exclusion of a stockholder proposal requesting that the company adopt simple majority voting when the company planned to submit a proposal reducing any super-majority provisions from 80% to 60%); *Gyrodyne Company of America, Inc.* (avail. Oct. 31, 2005) (concurring in the exclusion of a stockholder proposal requesting the calling of special meetings by holders of at least 15% of the shares eligible to vote at that meeting when a company proposal would require a 30% vote for calling such meetings); *AOL Time Warner Inc.* (avail. Mar. 3, 2003) (concurring with the exclusion of a stockholder proposal requesting the prohibition of future stock options to senior executives because it would conflict with a company proposal to permit the granting of stock options to all employees); *Mattel, Inc.* (avail. Mar. 4, 1999) (concurring in the exclusion of a stockholder proposal requesting the discontinuance of, among other things, bonuses for top management where the company was presenting a proposal seeking approval of its long-term incentive plan, which provided for the payment of bonuses to members of management).

The Amendment, if approved, will phase-in annual director elections over a three-year period while the Proposal requests that the Company "complete this transition [to annual director elections] within one-year." Thus, the Amendment and the Proposal differ with respect to the timeline for implementing annual director elections. Inclusion of both proposals in the 2009 Proxy Materials would present alternative and conflicting decisions for the Company's stockholders and create the potential for inconsistent and ambiguous results if both proposals were approved. Therefore, should the Staff not concur that the Amendment is excludable under Rule 14a-8(i)(10) because it substantially implements the Amendment, the Proposal is properly excludable under Rule 14a-8(i)(9) because the Amendment and the Proposal directly conflict.

III. The Proposal May Be Excluded Under Rule 14a-8(i)(8) Unless It Is Revised Because Implementation Of The Proposal Would Prevent Directors Previously Elected From Completing Their Terms On The Board.

If the Staff does not concur in exclusion of the Proposal under Rule 14a-8(i)(10) or Rule 14a-8(i)(9), we request that the Staff concur that the Proposal may be excluded pursuant to Rule 14a-8(i)(8) unless it is revised to specify that it does not apply to the unexpired terms of directors. Rule 14a-8(i)(8) permits the exclusion of stockholder proposals "relat[ing] to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election." The purpose of the exclusion is to prevent the stockholder proposal process from circumventing more elaborate rules governing election contests. The Commission has stated, "the principal purpose of this provision is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections . . . since other proxy rules . . . are applicable thereto." Exchange Act Release No. 12598 (July 7, 1976).

The Staff consistently has concurred in prior no-action letters that a proposal to declassify a board of directors must be revised to the extent it could, if implemented, disqualify directors previously elected from completing their terms on the board or disqualify nominees for directors at the upcoming annual meeting. *See Fisher Communications Inc.* (avail. Feb. 12, 2009); *Dollar Tree Stores Inc.* (avail. Mar. 7, 2008); *FirstEnergy Corp.* (avail. Mar. 17, 2003) (in each case requiring the revision of a declassification stockholder proposal to clarify that the proposal will not affect the unexpired terms of directors elected to the board or disqualify nominees for directors at the upcoming annual meeting).

Pursuant to Article VII of the Company's Certificate, the Board is divided into three classes, with one class elected annually. Directors are elected to serve three-year terms. Of the Company's nine directors, three must stand for election in 2009, three must stand for election in 2010, and three must stand for election in 2011. The Proposal requests that the transition to a declassified board be completed within one year. If implemented, the Proposal would result in the full Board being elected at the 2010 Annual Meeting of Stockholders and some of the current directors being prevented from completing terms for which they have already been elected.

Because the Proposal, if implemented, would disqualify directors previously elected from completing their terms on the Board, we request that the Staff concur that the Proposal may be excluded under Rule 14a-8(i)(8) unless it is revised in accordance with the precedent cited above.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Isobel Jones, the Company's Associate General Counsel, at (415) 247-3477.

Sincerely,



Amy L. Goodman

ALG/jmh
Enclosures

cc: Isobel Jones, Del Monte Foods Company
John Chevedden
Kenneth Steiner

100633884_3.DOC

EXHIBIT A

-----Original Message-----
From: olmsted [mailto: ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, February 20, 2009 9:25 AM
To: Potter, James
Subject: Rule 14a-8 Proposal (DLM) by Kenneth Steiner

Mr. Potter, Please confirm receipt of the attached rule 14a-8 proposal by Kenneth Steiner with broker letter and advise in one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. Richard G. Wolford
Chairman of the Board
Del Monte Foods Company (DLM)
1 Market at The Landmark
San Francisco CA 94105
Phone: 415 247-3000
Fax: 415 247-3565

Rule 14a-8 Proposal

Dear Mr. Wolford,

I submit this Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden ***FISMA & OMB Memorandum M-07-16***

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email.

Sincerely,



Kenneth Steiner

1-27-09
Date

cc: James G. Potter
Corporate Secretary

[DLM: Rule 14a-8 Proposal, February 12, 2009]

3 – Elect Each Director Annually

RESOLVED, shareowners ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition within one-year.

Statement of Kenneth Steiner

Our current practice, in which only a few directors stand for election annually, is not in the best interest of our Company and its stockholders. Eliminating this staggered system would give stockholders an opportunity to register their view on the performance of each director annually. Electing directors in this manner is one of the best methods available to stockholders to ensure that the Company will be managed in a manner that is in the best interest of stockholders.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

The Council of Institutional Investors also recommends adoption of annual election of each director. This proposal topic also won strong support at the following companies in 2008:

Fortune Brands (FO)	74%	Nick Rossi (Sponsor)
McGraw-Hill (MHP)	70%	Nick Rossi
Eastman Chemical (EMN)	58%	Ray T. Chevedden

The merits of this Elect Each Director Annually proposal should be considered in the context of the need for improvements in our company's corporate governance and in individual director performance. For instance in 2008 the following governance and performance issues were identified:

- The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm rated our company:
  "High Concern" in executive pay. Only 44% of CEO pay was incentive based.

- We had no shareholder right to:
  Cumulative voting.
  Call a special shareholder meeting.
  Plus we did not have an Independent Chairman.

- Plus an 80%-vote was required to remove a director with cause.
- Mary Henderson, our Lead Director, was designated as "Accelerated Vesting" director by The Corporate Library due to involvement with a board that accelerated the vesting of stock in order to avoid recognizing the related cost.
- Our directors also served on 4 boards rated "D" or lower by the Corporate Library:

Samuel Armacost	Chevron Corporation (CVX)	
	Franklin Resources (BEN)	
Victor Lund	Service Corporation (SCI)	F-rated
	Teradata Corp. (TDC)	

- Samuel Armacost and Victor Lund each served on 5 boards – Over-extension concern.
- Five directors did not serve on any other board – Experience issue.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Elect Each Director Annually –
Yes on 3

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16***

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.



DISCOUNT BROKERS

Date: 20 Feb 2009

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number________, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 1000 shares of Del Monte Foods Co; having held at least two thousand dollars worth of the above mentioned security since the following date: 5/9/03, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

For Feb. 12, 2009 Rule 14a-8 Proposal

Post-it® Fax Note 7671	Date 2-20-09 # of pages ▶
To James G. Potter	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***
Fax # 415-247-3565	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516·328·2600 800·695·EASY www.djfdis.com Fax 516·328·2323